# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ReposiTrak, Inc., CIK 0000050471
CUSIP: 700215304
Title of class of securities: Common stock
Address of issuer's principal executive offices: 5282 SOUTH COMMERCE DRIVE, MURRAY, Utah (UT), 84107
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398318-20-000003
Filed by CIK 0001398318

## Reporting persons
- Handelsbanken Fonder AB: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Sweden (V7); sole voting power 1,355,000; sole dispositive power 1,355,000; aggregate amount beneficially owned 1,355,000 (7.4% of the class)

## Item 1. Issuer
Name of issuer: ReposiTrak, Inc.
Address of issuer's principal executive offices: 5282 SOUTH COMMERCE DRIVE, MURRAY, UTAH, 84107.

## Item 2. Person Filing
Name of person filing: Handelsbanken Fonder AB
Address of principal business office or, if none, residence: SE-106 70, Stockholm, Sweden
Citizenship: Swedish

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: mutual funds

## Item 4. Ownership
Amount beneficially owned: 1,355,000
Percent of class: 7.4
Sole power to vote or to direct the vote: 1,355,000
Sole power to dispose or to direct the disposition: 1,355,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to mutual funds is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Handelsbanken Fonder AB: Magdalena Wahlqvist Alveskog, Managing Director (11/12/2024)